



IRL Social Skills LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $50,000

Offering End Date: August 8, 2024

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: IRL Social Skills LLC

Founded: April 5, 2021

Address: 10605-A SE Bush Street
                    Portland, OR 97266

Industry: Educational Support Services

Employees: 12

Website: https://www.irlsocialskills.com/

Use of Funds Allocation:

If the maximum raise is met:

$46,800 (93.60%) – of the proceeds will go towards working capital- website migration, video production, marketing, and operating expenses
$200 (0.40%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee
$3,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 783 Followers





Business Metrics:

	FY22	FY23	YTD 6/30/2024
Total Assets	$9,240	$59,789	$122,157
Cash & Cash Equivalents	$4,140	$14,289	$8,371
Accounts Receivable	$5,100	$0	$28,022
Short-term Debt	$500	$25,841	$14,119
Long-term Debt	$20,500	$63,750	$122,172
Revenue	$63,141	$264,848	$183,121
Cost of Goods Sold	$69,463	$95,653	$92,484
Taxes	$0	$0	$0
Net Income	$10,063	-$1,047	$16,998

Recognition:

IRL Social Skills LLC (DBA IRL Social Skills) offers webinars and workshops that explore various topics related to conversation and relationship skills. Autistic, neurodivergent, and neurotypical teens, young adults, parents, and professionals are welcome in these skill-building courses designed to increase self-confidence, decrease anxiety, and present a proactive approach to mental health.

About:

IRL Social Skills LLC (DBA IRL Social Skills) is a safe place where autistic and other neurodivergent teens, young adults, and adults can learn, practice, and refine their social skills.

For more information, contact our Customer Support Team at support@thesmbx.com

